EXHIBIT 99.1

Multi-Centre Early Experience and Data Presented on Lombard Medical’s Altura® Endovascular Stent Graft at the 43rd Annual VEITHsymposium™

UK - Manchester Group of Hospitals presented early experience and 100% technical success in 24 patients treated with Altura

OXFORDSHIRE, United Kingdom, Nov. 21, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that its Altura® endovascular stent graft system was featured in a scientific presentation at the 43rd annual VEITHsymposium™ in New York City on November 17, 2016.  The Altura stent graft, which was launched commercially in Europe earlier in 2016, is specifically designed to simplify treatment in patients with normal AAA anatomy.

The Altura stent graft was featured in a scientific presentation by Mr. David Murray, Consultant Vascular Surgeon at Manchester Royal Infirmary, Manchester, UK, titled, “Advantages and Limitations of Lombard’s Altura Endograft Device to Simplify EVAR Procedures: A Multicenter Study.”

The data showed a total of 24 patients were treated electively between April and October 2016.  Sixteen patients were male, with a mean age of 75.  Median AAA diameter was 60mm (52-105mm), median neck length was 23mm (15-60mm), median proximal neck diameter was 23mm (19-26mm), median β neck angulation was 31°. Median iliac landing zone diameter was 14mm (9-18mm).  Access was percutaneous in 25 of 38 groins.

  18 (75%) of patients were discharged at or before 24 hours (Day-Case EVAR).
  There were no deaths within 90 days.
  There were no immediate or delayed access-related complications.

Screening times and radiation doses were low and show a reduction over time and experience with the device:

  Deployment time ranged 19-45 minutes.
  Mean contrast dose was 150ml.
  Median intraoperative contrast dose was 75ml of 50% concentrate Visipaque 270.
  A further 60ml for rotational angiography at completion in the hybrid lab.

Technical success was 100% with freedom from type I/III endoleaks at 100% with stable aneurysm size and no evidence of stent-graft migration.

Mr. Murray commented, “The significance of the low contrast doses, low screen and procedure times and radiation dose reduction, already demonstrates some of the key benefits the new Altura system offers, even taking into account that this data includes the learning curve across two units.  It has the potential to be a game-changer for EVAR as we have already been able to perform two-thirds of our Altura cases as ‘day-case’ procedures.”

Mr. Steve Richardson, Consultant Vascular Surgeon at University Hospital South Manchester (UHSM), UK, added, “We are extremely pleased with our early experience using Altura, the learning curve is rapid and it has quickly become the ‘go to’ endograft in our vascular unit.”

Lombard Medical CEO Simon Hubbert commented, “Altura clearly offers unique benefits to physicians and patients and significantly enhances the treatment of patients with standard AAA anatomy.  Its unique features including an ultra-low profile 14F delivery system, the elimination of the unpredictable procedure step of ‘stent graft gate cannulation’ and retrograde iliac deployment all add up to a simpler, quicker, predictable and safer procedure with optimum outcomes.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in the UK and Germany in February 2016 with a broader international rollout currently underway.

About Abdominal Aortic Aneurysms (AAAs)
AAAs are balloon-like enlargements of the aorta which if left untreated, may rupture and cause death.  Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed.  In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft that has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
+44 (0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: +1 858 750 5245